SCHEDULE 14A

Consent Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☑

Check the appropriate box:

☐	Preliminary Consent Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☑	Definitive Consent Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12

Argo Group International Holdings, Ltd.

(Name of Registrant as Specified in Its Charter)

Voce Catalyst Partners LP

Voce Capital LLC

Voce Capital Management LLC

Voce Catalyst Partners New York LLC

J. Daniel Plants

(Name of Person(s) Filing Consent Statement if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

☑	No fee required.

☐	Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

	1)	Title of each class of securities to which transaction applies:

	2)	Aggregate number of securities to which transaction applies:

	3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act
Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

	4)	Proposed maximum aggregate value of transaction:

	5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)	Amount Previously Paid:

2)	Form, Schedule or Registration Statement No.:

3)	Filing Party:

4)	Date Filed:

vocecapital

A voice for value

DATED DECEMBER 13, 2019

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

__________________________

SUPPLEMENT TO SOLICITATION STATEMENT

OF

VOCE CATALYST PARTNERS LP

TO REQUISITION A SPECIAL GENERAL MEETING OF SHAREHOLDERS

OF ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

_________________________

PLEASE SIGN, DATE AND MAIL THE BLUE REQUEST CARD TODAY

IMPORTANT

The following supplements and amends the definitive consent statement (the “Solicitation Statement”), filed with the Securities and Exchange Commission (the “SEC”) on December 6, 2019, by Voce Catalyst Partners LP, Voce Capital LLC, Voce Capital Management LLC, Voce Catalyst Partners New York LLC and J. Daniel Plants (collectively, “Voce”, “we”, “our”, “us” or the “Participants”) in connection with the solicitation of written consents and authorizations from the shareholders of Argo Group International Holdings, Ltd. (the “Company” or “Argo”) to requisition a special general meeting of shareholders of the Company (including any adjournment or postponement thereof or any general meeting held in lieu thereof, the “Special Meeting”) for the purpose of presenting proposals to remove up to five members of the board of directors of Argo (the “Board”) and elect up to five replacement directors.

Except as described in this document, the information provided in the Solicitation Statement continues to apply and this supplement should be read in conjunction with the Solicitation Statement. To the extent the following information differs from, updates or conflicts with information contained in the Solicitation Statement, the supplemental information below is more current. If you need a copy of the Solicitation Statement, please contact our consent solicitor, Okapi Partners LLC, toll-free at (855) 305-0856 or collect at (212) 297-0720.

Supplemental Disclosures

The Company has informed Voce that the Company has purported to set January 8, 2020 as the record date for Voce’s solicitation of consents and authorizations from its fellow shareholders in connection with requisitioning the Special Meeting. In its letter to Voce’s counsel, dated December 9, 2019, the Company’s counsel claims that this is the earliest possible record date that can be set in compliance with Rule 14a-13 under the Securities Exchange Act of 1934 (“Rule 14a-13”).

Under Section 74(1) of Bermuda’s Companies Act 1981, the Company’s directors are required to convene a special general meeting upon the requisition of members holding “at the date of the deposit of the requisition” not less than one-tenth (10%) of the Company’s voting shares. Rule 14a-13, on which the Company is purporting to rely, is only applicable to corporate actions as to which the Company itself is soliciting votes or consents from shareholders. Rule 14a-13 is intended to give advance notice to brokers to facilitate the delivery of materials to the beneficial owners of the Company’s common shares by asking the Company to conduct a broker search at least 20 business days prior to the record date, if practicable. Because Voce’s solicitation is not a corporate action of the Company, Rule 14a-13 does not apply. Voce is asking shareholders to consent to and authorize the requisitioning of the Special Meeting and, under Bermuda law, the Company’s directors have a duty to call the Special Meeting once Voce submits a requisition that has been consented to by shareholders holding at least 10% of the Company’s common shares, par value $1.00 per share (the “Common Shares”) as of the date Voce delivers the requisition.

The Company has disclosed in its definitive revocation statement filed with the SEC on December 12, 2019 that, as of the close of business of December 11, 2019, there were 34,333,217 outstanding Common Shares. Based on the number of Common Shares outstanding on the close of business as of December 11, 2019, Voce would need to deposit a requisition consented to by shareholders holding at least 3,433,322 Common Shares (or 1,442,646 Common Shares in addition to the 1,990,676 Common Shares owned by Voce). However, for Voce’s requisition to be valid and obligate the Board to call the Special Meeting, Voce will need to deliver the consents of shareholders holding at least 10% of the number of Common Shares outstanding on the date that Voce deposits the requisition notice. Voce has set December 20, 2019 as the goal for submission of written consents. Effectively, this means that you have until December 20, 2019 to consent to the Proposals so we urge you to sign, date and return the BLUE Request Card today to join us in requesting that the Company’s Board call the Special Meeting.

Upon deposit of a requisition consented to by shareholders holding 10% or more of the outstanding Common Shares, the Board will have 21 days from the date of deposit to schedule the Special Meeting, which must occur with 60 days of the date of deposit. If the Board does not schedule the Special Meeting within 21 days from the date of deposit, Voce will, pursuant to Section 16(2) the Company’s Amended and Restated Bye-laws and Section 74(3) of Bermuda’s Companies Act 1981, schedule and hold the Special Meeting.

If you have already submitted the Company’s white revocation card, you have every right to change your vote by signing, dating and delivering the BLUE Request Card or by voting via Internet or by telephone by following the instructions on the BLUE proxy card. Only the latest validly executed card that you submit will be counted; you may revoke a previously executed revocation card by signing, dating and delivering a later dated BLUE Request Card at any time prior to the time when Voce submits the required number of consents to requisition the Special Meeting.

Please sign, date and return the BLUE Request Card today to join us in requesting that the Company’s Board call the Special Meeting.

If you have any questions about executing or delivering your BLUE Request Card or require assistance, please contact:

Okapi Partners LLC

1212 Avenue of the Americas

New York, New York 10036

Banks and Brokers Call Collect: (212) 297-0720

All Others Call Toll-Free: (855) 305-0856

Email: info@okapipartners.com